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	February 24, 2017	SÃO PAULO SEOUL SHANGHAI SINGAPORE SYDNEY TOKYO TORONTO

VIA EDGAR

Alison White

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:                       RMR Real Estate Income Fund (File No. 811-22260)

Dear Ms. White:

Thank you for your oral comments on February 21, 2017 regarding the Preliminary Proxy Statement on Schedule 14A filed by RMR Real Estate Income Fund (the “Fund”) on February 17, 2017 (the “Preliminary Proxy Statement”) with the U.S. Securities and Exchange Commission (the “Commission”). We have considered your comments to the Preliminary Proxy Statement and, on behalf of the Fund, responses to those comments are set forth below. Changes will be reflected in a Definitive Proxy Statement on Schedule 14A, which the Fund intends to file on or about the date hereof (the “Definitive Proxy Statement”).

Your comments are summarized in bold, followed by the Fund’s responses. Capitalized terms not otherwise defined have the meanings ascribed to them in the Definitive Proxy Statement.

Alison White

February 24, 2017

Comments and Responses

1.            Please file a transmittal letter containing contact information with future proxy statement filings.

We will file a transmittal letter containing contact information with future proxy statement filings.

2.            Please include disclosure of any disadvantages to shareholders of the proposed Redomestication under the heading “Effect of Redomestication on Shareholders’ Investments in the Fund.”

The Fund has included the requested disclosure.

3.            The following disclosure appears under the heading “Effect of Redomestication on Shareholders’ Investments in the Fund”: “Shareholder approval of the Plan and the related Redomestication will be deemed to constitute approval of the advisory agreement and auditor, as well as a vote for the election of the Trustees, of the MD Fund. Accordingly, the Plan of Redomestication provides that the Fund, as the sole initial shareholder of the MD Fund, will vote to approve the advisory agreement and the auditor and to elect the Trustees of the MD Fund (which, as noted above, will be the same as the Fund’s current Trustees), after shareholder approval of the Redomestication but prior to the completion of the Redomestication.”

Would approval of the Redomestication (Proposal 2 in the Preliminary Proxy Statement) moot Proposal 1 in the Preliminary Proxy Statement (the election of Fund trustees)? Please clarify.

The Fund does not believe that the referenced mechanic would moot Proposal 1 in the Preliminary Proxy Statement because (1) the Redomestication may not close concurrently with obtaining the shareholder vote sought in Proposal 2 and (2) the vote on Proposal 2 will be deemed an authorization to elect the trustees of the MD Fund – not the Fund as it is currently organized in Delaware. The Fund has clarified this disclosure.

4.            Under the heading “Expenses Related to the Redomestication,” please clarify whether there are any circumstances under which the Redomestication would not be consummated if approved by shareholders.

The Fund has clarified the referenced disclosure.

Alison White

February 24, 2017

5.            Under the heading “Consequences of Shareholders Not Approving Proposal 2,” please clarify what other courses of action the Board might take if the Redomestication is not approved.

The Fund has clarified the referenced disclosure.

6.            Please include the disclosure required by Items 22(c)(10) and 22(c)(11) of Schedule 14A under the heading “Other Information About the Fund, the Fund’s Advisor and the Fund’s Administrator.”

The Fund has added the requested disclosure.

7.            In the exhibit comparing Maryland and Delaware law, please consider whether the disclosure regarding derivative actions is significant enough for inclusion in this exhibit.

The Fund has removed the referenced disclosure.

* * * * * * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Mike Hoffman at (212) 735-3406.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon